EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

August/September 2021

Item 3	News Releases

News releases dated August 28 and September 9, 2021.

Item 4	Summary of Material Change

On August 25, 2021, the Company announced initiation of in vitro studies of its recombinant human interferon alpha-2b (“rhIFN⍺2b” or “AP-003”) against the Delta variant of SARS-CoV-2. The studies are being conducted at Dr. Stephen Barr’s Laboratory at the state-of-the-art ImPaKT Facility at Western University (“UWO”). AP-003’s first proposed target indication is for people at higher risk to develop severe COVID-19 disease. These in-vitro anti-viral studies of AP-003 against the Delta variant are a follow on to earlier in-vitro studies conducted at UWO which have shown potent and similar anti-viral activity of AP-003 against the COVID-19 Wuhan reference strain (EC50=0.51), Alpha (B.1.1.7, UK, EC50=1.26) and Beta (B.1.351, South Africa, EC50=0.25) variants.

In September 2021, the Company entered into an agreement with Laboratory of Dr. John McCorvy at the Medical College of Wisconsin (“MCW”) for TD-0148A preclinical receptor binding studies. TD-0148A is a non-regulated and non-scheduled second-generation lysergic acid diethylamide (“LSD”) derivative molecule that the Company believes will mimic the projected therapeutic potential of LSD without the undesirable psychoactive dissociative side effects, such as hallucinations. It is being developed to treat cluster headaches and major depression disorder. As part of the research, Dr. McCorvy’s team will work with the Company to delineate TD-0148A’s signaling profile against various G protein coupled receptor (“GPCR”) relevant in neuro-psychiatry. The team’s expertise is to understand how psychedelics or related compounds interact with the serotonin systems and how this could be developed to treat psychiatric and neurodevelopmental disorders.

On September 16, 2021, the Company issued 2,500 common shares to a third party pursuant to vesting of restricted stock units.

Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

September 20, 2021

SCHEDULE “A”

BetterLife Initiates Preclinical Study of AP-003 (rhIFNa2b)

against Delta Variant of SARS-CoV-2

VANCOUVER, August 25, 2021 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU ), an emerging biotechnology company primarily focused on developing compounds to treat neurological conditions, is pleased to announce initiation of in vitro studies of its recombinant human interferon alpha-2b (“rhIFN⍺2b” or “AP-003”) against the Delta variant of SARS-CoV-2. The studies are being conducted at Dr. Stephen Barr’s Laboratory at the state-of-the-art ImPaKT Facility at Western University (“UWO”). AP-003’s first proposed target indication is for people at higher risk to develop severe COVID-19 disease.

These in-vitro anti-viral studies of AP-003 against the Delta variant are a follow on to earlier in-vitro studies conducted at UWO which have shown potent and similar anti-viral activity of AP-003 against the COVID-19 Wuhan reference strain (EC50=0.51), Alpha (B.1.1.7, UK, EC50=1.26) and Beta (B.1.351, South Africa, EC50=0.25) variants. The Company expects to release the results on the of rhIFN⍺2b /AP-003 activity against Delta variant in the next two weeks.

Ahmad Doroudian, CEO of BetterLife, said, “COVID-19 is very much still a threat to the global population and its variants are the key challenge when developing therapeutics to protect against it. The broad mechanism of action of interferon is such that our scientists hypothesized it could be equally effective against different variants. We are very pleased to see that early preclinical data confirms this as this takes us one step closer to the potential result of reducing overall hospitalization rate, long-term tissue damage and death by reducing the overall severity of the disease.”

“The global vaccine roll-out is making headway; however, there are still several reasons why there is a need for an effective, easy to administer, non-invasive treatment, such as AP-003. This includes the time it will take to vaccinate the global population; not knowing the duration of protection afforded by the current vaccines; emergence of SARS-CoV-2 variants; and emergence of possible totally new coronavirus pandemics in the future. AP-003, being a Type I interferon, is a broad acting anti-viral agent, and therefore potentially could be effective in all these scenarios.”

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About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, TD-0148A and TD-010, to treat neurological disorders.

TD-0148A, which is in Preclinical and IND-enabling studies, is the only non-hallucinogenic and non-controlled psychedelic candidate on the market and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for TD-0148A eliminates regulatory hurdles and its pending patent for method of use covers treatment of depression, migraines, post-traumatic stress disorder and other neuro-psychiatric disorders. The global depression drugs market reached US$12.41 billion in 2019 and projected to reach near US$25 billion by 2030. According to the WHO, depression is one of the leading causes of disability, impacting approximately 265 million people in the world.

TD-010, which is in Preclinical and IND-enabling studies, is based on Honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s patented formulation improves bioavailability by 2x and formulations covered include oral capsules, tablets and sub-lingual delivery. BetterLife’s pending method of use patent covers treatment of benzodiazepine dependency, anxiety, insomnia, etc. The global benzodiazepines market is expected to grow to US$4.15 billion in 2017 (from US$3.48 billion in 2019) at a CAGR of 2.25%.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information please visit www.abetterlifepharma.com.

About Western University - Dr. Stephen Barr Laboratory

Dr. Stephen Barr, PhD, is an Associate Professor in the Department of Microbiology & Immunology at Western University. His research focuses on the complex virus-host interactions of emerging viral pathogens, with a focus on the host interferon response. His team studies Containment Level 2 and Level 3 viruses such as HIV, Ebola-like viruses, and SARS-CoV-2, in the new state-of-the-art ImPaKT Facility featuring barrier-enclosed imaging scanners and instrumentation. This high-tech equipment allows Dr. Barr and his team to develop tools and methods to better understand the progression of emerging infectious diseases (in vitro and in vivo), identify/test novel antiviral agents, develop diagnostic reagents to characterize hidden reservoirs of pathogens, and for the early and accurate detection of infections. Dr. Barr is also part of Canada’s Coronavirus Variants Rapid Response Network (CoVaRR-Net), whose goal is to rapidly answer critical and immediate questions regarding SARS-CoV-2 variants, such as their increased transmissibility, likelihood to cause severe cases of COVID-19, and resistance to vaccines.

For more information, please visit the Barr Lab (https://publish.uwo.ca/~sbarr9/) and CoVaRR-Net (https://covarrnet.ca).

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Contact Information

BetterLife Pharma:

Ahmad Doroudian , Chief Executive Officer
Email: ahmad.doroudian@blifepharma.com
Phone: 1-604-221-0595

Media enquiries:

Buchanan
Henry Harrison-Topham / Jamie Hooper / Ariadna Peretz	Phone: +44 (0) 20 7466 5000
betterlife@buchanan.uk.com	www.buchanan.uk.com

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Enters Research Agreement with Medical College

Wisconsin for TD-0148A Neurological Receptor Studies

VANCOUVER, British Columbia, September 9, 2021 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotechnology company primarily focused on developing compounds to treat neurological conditions, announces an agreement with Laboratory of Dr. John McCorvy at the Medical College of Wisconsin (“MCW”) for TD-0148A preclinical receptor binding studies. TD-0148A is a non-regulated and non-scheduled second-generation lysergic acid diethylamide (“LSD”) derivative molecule that BetterLife believes will mimic the projected therapeutic potential of LSD without the undesirable psychoactive dissociative side effects, such as hallucinations. It is being developed to treat cluster headaches and major depression disorder.

Ahmad Doroudian, BetterLife's Chief Executive Officer, said: "TD-0148A is a potential new therapy to treat debilitating psychiatric disorders with high unmet need, such as cluster headaches and treatment-resistant severe depression. As a leading scientist in the field of neurological receptors, Dr. McCorvy and his team are ideal partners to work with BetterLife to better understand the neurological receptor pharmacology of TD-0148A’s novel mechanism of action and non-hallucinogenic properties. These studies will assist BetterLife’s goal of bringing TD-0148A to IND and the clinic as soon as possible."

As part of the research, Dr. McCorvy’s team will work with BetterLife to delineate TD-0148A’s signaling profile against various G protein coupled receptor (“GPCR”) relevant in neuro-psychiatry. The team’s expertise is to understand how psychedelics or related compounds interact with the serotonin systems and how this could be developed to treat psychiatric and neurodevelopmental disorders. Dr. McCorvy is an Assistant Professor at the Department of Cell Biology, Neurobiology and Anatomy (CBNA) at the MCW and focuses on study of GPCR recognition and signaling involved in various psychoactive and physiological effects in human disease, with emphasis on psychedelic, antipsychotic, and antidepressant drug action.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, TD-0148A and TD-010, to treat neurological disorders.

TD-0148A, which is in preclinical and IND-enabling studies, is the only non-hallucinogenic and non-controlled psychedelic candidate on the market and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for TD-0148A eliminates regulatory hurdles and its pending patent for method of use covers treatment of depression, migraines, post-traumatic stress disorder and other neuro-psychiatric disorders. The global depression drugs market reached US$12.41 billion in 2019 and projected to reach near US$25 billion by 2030. According to the WHO, depression is one of the leading causes of disability, impacting approximately 265 million people in the world.

TD-010, which is in preclinical and IND-enabling studies, is based on Honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s patented formulation improves bioavailability by two times and formulations covered include oral capsules, tablets and sub-lingual delivery. BetterLife’s pending method of use patent covers treatment of benzodiazepine dependency, anxiety, insomnia, etc. The global benzodiazepines market is expected to grow to US$4.15 billion in 2017 (from US$3.48 billion in 2019) at a CAGR of 2.25%.

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BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information please visit www.abetterlifepharma.com.

About the Medical College of Wisconsin

With a history dating back to 1893, the Medical College of Wisconsin is dedicated to leadership and excellence in education, patient care, research and community engagement. More than 1,400 students are enrolled in MCW’s medical school and graduate school programs in Milwaukee, Green Bay, and Central Wisconsin in. MCW’s School of Pharmacy opened in 2017. A major national research center, MCW is the largest research institution in the Milwaukee metro area and second largest in Wisconsin. In the last ten years, faculty received more than $1.5 billion in external support for research, teaching, training and related purposes. This total includes highly competitive research and training awards from the National Institutes of Health (NIH). Annually, MCW faculty direct or collaborate on more than 3,100 research studies, including clinical trials. Additionally, more than 1,650 physicians provide care in virtually every specialty of medicine for more than 2.8 million patients annually.

For more information, please visit: https://www.mcw.edu/departments/cell-biology-neurobiology-and-anatomy/people/john-d-mccorvy-phd

Contact Information

BetterLife Pharma:

Ahmad Doroudian, Chief Executive Officer

Email: ahmad.doroudian@blifepharma.com

Phone: 604-221-0595

Buchanan
Henry Harrison-Topham / Jamie Hooper / Ariadna Peretz	Phone: +44 (0) 20 7466 5000
betterlife@buchanan.uk.com	www.buchanan.uk.com

Medical College Wisconsin:

Holly Botsford, Director, Marketing Communications, Office of Communications

Email: h.botsford@mcw.edu

Phone: 414-688-7960

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Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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